Pacific Gold Corp.

157 Adelaide Street, West – Suite 600

Toronto, Ontario, Canada M5H 4E7

April 9, 2007

Via Edgar

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:

Pacific Gold Corp.

SEC File No: 333-134357

Ladies and Gentlemen:

Today we are filing a Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2, File  No. 333-134357, of Pacific Gold Corp. (“Company”), to update the disclosure because of the recent filing of the Form 10K-SB, for the year ended December 31, 2006.  We have provided a marked version of the Post-Effective Amendment against the original filing which was declared effective on June 7, 2006.  Please let us know if you need any additional copies or a clean version.

PACIFIC GOLD CORP.

By:   /S/ Mitchell Geisler__________

Mitchell Geisler,

Chief Operating Officer